

Mail Stop 3233

May 24, 2018

Via E-Mail
David R. Lukes
Chief Executive Officer
Retail Value Inc.
3300 Enterprise Parkway
Beachwood, Ohio 44122

     Re: Retail Value Inc.
                Amendment No. 1 to
                Draft Registration Statement on Form 10
                Submitted May 11, 2018
                CIK No. 0001735184

Dear Mr. Lukes:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1.   We note your revised disclosure on page 9 regarding the DDR preferred shares. Please revise to specifically describe the "certain thresholds" referenced on page 9 and clarify the maximum preference amount. In addition, please disclose any anticipated timeframe for the payment of the preference amount and clarify, if true, that common stockholders may not receive any distributions if aggregate dividends equal to the preference amount are not paid.

Unaudited Pro Forma Financial Information, page 77

2.   Please revise your pro forma statements of operations to present pro forma earnings per share data. Please refer to Article 11 of Regulation S-X.

3.   Please revise your pro forma balance sheet to reflect the change in capital structure. Your revisions should include, but not necessarily be limited to, adjustments for the issuance of the DDR preferred shares and the distribution of the Company's common shares. Please refer to Article 11 of Regulation S-X.

Tenant Lease Expirations and Renewals, page 115

4.   We note your response to prior comment 6 and the revised disclosure. We continue to believe that you should describe your lease rollover expectations and the relationship between market rents and expiring rents with respect to your expiring leases. Please revise accordingly.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3401 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Gowetski

                                                Jennifer Gowetski
                                                Senior Counsel
                                                Office of Real Estate and
                                                Commodities

cc: Kimberly J. Pustulka, Esq.
        Jones Day